KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com April 15, 2016	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Mr. Arthur Sandel

Re:	WFB Funding, LLC

Cabela’s Credit Card Master Note Trust

Cabela’s Master Credit Card Trust

Registration Statement on Form SF-3

Filed February 26, 2016

File Nos. 333-209766, 333-209766-01 and 333-209766-02

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Registration Statement that was filed with the Commission on February 26, 2016.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Sean B. Baker, dated March 23, 2016. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Response: We confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the transactions being registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2. to Form SF-3.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

2.	Please file your outstanding exhibits, including the remaining forms of agreements and legal opinions, with your next amendment.

Response: The outstanding exhibits, including the remaining forms of agreements and legal opinions, have been filed with Amendment No. 1. Please see Exhibits 1.1, 4.14, 5.1, 5.2, 8.1 and 25.1.

3.	Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

Response: We have revised the forms of the transaction documents as requested. Please see revised Exhibits 4.2 and 4.4.

Form of Prospectus

Cover Page of the Form of Prospectus

4.	We note your statement that “[t]his prospectus may be used to offer and sell the [offered] notes only if accompanied by the prospectus.” Please revise to remove this statement or advise.

Response: This statement has been removed.

5.

We note the bracketed disclosure throughout your prospectus regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

Response: A placeholder has been included on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty.

Structural Summary, page 3

6.

Please add disclosure to the structural summary describing payment of the fees of the asset representations reviewer and any expenses related to the asset representations review process. Additionally, please describe the distribution priority of the respective fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response: We have added disclosure to page 14 of the prospectus describing the payment of the fees of the asset representations reviewer and any expenses related to the asset representations review process and confirming that the servicer is responsible for the payment of such fees and expenses.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

Funding Period, Page 6

7.

We note your disclosure that “[t]he initial amount deposited in the pre-funding account will equal approximately [insert amount not to exceed 50%] of the aggregate principal receivables in the Cabela’s Master Credit Card Trust as of [•], [•].” Please revise your disclosure to indicate that the pre-funding account deposit will not exceed 25% of aggregate principal receivables. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Response: The disclosure on page 6 of the prospectus has been revised accordingly.

Risk Factors

Adverse events in high concentration states may cause increased defaults…page 25

8.

We note your risk factor that the trust portfolio contains a high concentration of accounts owned by cardholders located in certain states and that events in those states may adversely affect the collection rate of receivables in the trust. Please include bracketed disclosure indicating that you will include factors specific to such state that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Response: Bracketed disclosure indicating that we will include factors specific to such state that may materially impact the pool has been added to page 25 of the prospectus.

Fees and Expense, page 52

9.

We note the placeholder for your fee table. Please revise to include the table of fees and expenses required by Item 1113(c) of Regulation AB, including the fees and expenses of the asset representations reviewer, if applicable, or how such fees and expenses are calculated. Please also describe the distribution priority of the respective fees and expenses. Include relevant footnotes or accompanying narrative disclosure to the extent necessary for an understanding of the disclosure.

Response: The disclosure on page 52 of the prospectus has been revised to include the table of fees and expenses required by Item 1113(c) of Regulation AB. We have also included disclosure that the servicer will pay for the fees and expenses of the asset representations reviewer and any expenses related to investor communication requests.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

Important Parties

The Depositor (WFB Funding, LLC)

Credit Risk Retention, page 53

10.

Please confirm that the holder of any seller’s interest retained in accordance with the risk retention rules will not hedge against such interest. Refer to Item 1104(g) of Regulation AB and the related instruction, and Rule 12 of Regulation RR.

Response: We confirm that the holder of any seller’s interest retained in accordance with the risk retention rules will not engage in any hedging against such interest prohibited by Rule 12 of Regulation RR or required to be disclosed pursuant to Item 1104(g) of Regulation AB.

Cabela’s Master Credit Card Trust

Master Trust Assets, page 60 and Addition of Master Trust Assets, page 62

11.

We note your disclosure that the master trust assets may include “participations in receivables.” Such participation interests may be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the 2004 Asset-Backed Securities Adopting Release (Release No. 33-8518) and Securities Act Rule 190. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for those participation interests that may be added to the asset pool after the effectiveness of the registration statement. Additionally, to the extent applicable, please tell us whether participations are currently included in the master trust or were included in the master trust in the past.

Response: The depositor confirms that participation interests are not now and have never been included as assets of the master trust, and the depositor has no expectation that participation interests will be included as assets of the master trust in the foreseeable future. Therefore, we have revised the disclosure throughout the prospectus to remove references to participation interests as assets of the master trust.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

12.

We note your disclosure on page 62 that additional accounts added to the pool may include accounts originated using criteria different from those which were applied to the initial accounts or may have been acquired from an institution which may have had different credit criteria. Please revise to state or provide bracketed disclosure to explain:

•	what criteria will be used to select these additional accounts; and

•

The nature of the review of assets added to the pool performed by the issuer or sponsor as required by Securities Act Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria.

Refer to Items 1111(a)(7), 1111(a)(8) and 1111(g)(7) of Regulation AB

Response: The depositor anticipates that for the foreseeable future any additional accounts designated to the master trust will consist solely of accounts originated by the bank, not accounts acquired from another institution. We have therefore removed the reference to acquired accounts from the disclosure on page 62 of the prospectus. We have also added disclosure on page 63 of the prospectus to explain the criteria and the nature of the review with respect to additional accounts originated by the bank.

13.

Additionally, please confirm that, with respect to assets originated by an originator other than the bank or its affiliates, you will identify the originator and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than the bank and its affiliates is more than 10% of the pool assets. See Item 1110(a) of Regulation AB.

Response: We confirm that we will include the disclosure required under Item 1110(a) of Regulation AB with regard to all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than the bank and its affiliates is more than 10% of the pool assets. Bracketed disclosure to this effect is included on page 56 of the prospectus.

Description of the Notes

Book-Entry Registration, page 81

14.

We note your statement that the information in this section concerning DTC and DTC’s book-entry system has been provided by DTC and that you have not independently verified the accuracy of the information. A disclaimer as to the accuracy of the information provided in the prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

Response: We have removed the disclaimer referenced in comment 14 from page 81 of the prospectus. We do not believe the prospectus contains any other similar disclaimers.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

New Requirements for SEC Shelf Registration

Asset Representations Review, page 107

15.

We note your placeholders on page 107 (under “—Asset Representations Reviewer”), page 110 (under “—Asset Review”) and page 111 (under “—Limitations on Liability; indemnification,” “—Resignation and Removal of the Asset Representations Reviewer” and “—Asset Representations Reviewer Compensation”) that disclosures will be added relating to the asset representations reviewer and the review. Please revise your disclosure to include bracketed language to describe the asset representations reviewer’s duties and responsibilities, any limitations on its liability, any indemnification provisions, the removal, replacement or resignation provisions, and the asset representations reviewer’s compensation.

Response: The disclosure on pages 107 through 111 of the prospectus has been revised to include descriptions of the asset representation reviewer’s duties and responsibilities, limitations on its liability, indemnification provisions, the removal, replacement or resignation provisions and the asset representation reviewer’s compensation.

Delinquency Trigger, page 108

16.

We note that the delinquency trigger rate may be reviewed and adjusted upon the occurrence of the filing of a registration statement with the Commission. Please confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “2014 Regulation AB II Adopting Release”).

Response: We confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement. Disclosure to that effect has been added to pages 108 and 109 of the prospectus.

Voting Trigger, page 109

17.

We note your disclosure that “[i]f the requisite percentage of certificateholders direct that a vote be taken on whether to initiate a review, then the master trust trustee will be required to promptly conduct a solicitation of votes of certificateholders to initiate a review, which solicitation of votes must be completed no later than 60 days after the date such vote was initiated.” Please revise your disclosure to clarify how certificateholders will receive notice that voting has commenced and at what point such vote is considered “initiated” for purposes of counting the 60 days.

Response: We have revised the disclosure on pages 109 and 110 of the prospectus to clarify that the voting process will be conducted in accordance with DTC voting guidelines.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

18.

We note that the master trust trustee will be required to provide notice promptly to the transferor, the servicer, the bank, and certificateholders that the certificateholders have directed an asset review. Please revise to clarify that you will include such notice on Form 10-D. Refer to Item 1121(d)(1)(i) of Regulation AB.

Response: We have revised page 109 to clarify that we will include such notice on the Form 10-D.

Asset Review, page 110

19.

We note your disclosure stating that neither noteholders nor the master trust trustee will be able to contest any finding or determination by the asset representations reviewer. Because this provision prevents a party from being able to utilize effectively the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request…”). Please remove or revise accordingly.

Response: We have removed the disclosure referenced in comment 19 from page 110 of the prospectus.

Dispute Resolution, page 112

20.

We note that your dispute resolution provision, as currently formulated, would permit only certificateholders exceeding a requisite threshold of notes to refer matters of dispute to mediation or arbitration. Because this percentage requirement limits the ability of investors to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release. Please revise accordingly.

Response: We have revised the disclosure on page 112 of the prospectus pursuant to this comment.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

Investor Communication, page 115

21.	Please include disclosure about how the expenses associated with the investor communication provision, if any, will be paid.

Response: We have revised the disclosure on page 115 to indicate that these expenses will be paid by the servicer from its own funds.

Annexes

General

22.	We note your statement in Annex III that such annex is an integral part of the prospectus and is incorporated in the prospectus. Please revise to include a similar statement in Annexes I and II.

Response: We have revised the first paragraph of the first page of Annexes I and II to include a similar statement.

Annex I: Receivables Performance

Review of Pool Asset Disclosure, page A-I-7

23.

We note that the bank, on behalf of the depositor, has engaged a third party to assist in certain aspects of the review of pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response: We confirm that if we or an underwriter obtain a due diligence report from a third-party provider, we, or the underwriter, as applicable, will furnish a Form ABS 15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained and disclosure to that effect has been added to page A-I-8 of the prospectus.

Static Pool Data, page A-I-11

24.

We note your disclosure that “[a]ll static pool information contained in this Annex I for periods prior to January 1, 2006 will not form a part of this prospectus, this prospectus or the registration statement relating to the notes.” Please delete one of the references to “this prospectus” or advise.

Response: We have removed one of the references to “this prospectus” from page A-I-11 of the prospectus.

KUTAK ROCK LLP

Securities and Exchange Commission

April 15, 2016

25.

We note that the master trust assets may include credit card receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. See General Instruction I.B.1(e) of Form SF-3.

Response: General Instruction I.B.1(e) of Form SF-3 provides that delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Instruction 1.b to Item 1101(c) of Regulation AB indicates that, in the case of master trusts, this “measurement date” is the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. The Registrant will, therefore, confirm in connection with each takedown under this Registration Statement that delinquent assets do not constitute 20% or more, as measured by volume, of the asset pool on the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. A placeholder has also been added under the Account Delinquency Experience table on page A-I-2.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon, III